UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 4Q2023 and FY 2023 Consolidated Results

Item 1

Report of 4Q2023 and FY 2023 consolidated results Information reported in Ps billions(1) and under IFRS (1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

Banco de Bogotá executed a spin-off of a 75% equity stake in BAC Holding International Corp (“BHI”); to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders on March 29, 2022. On December 19, 2022, Banco de Bogotá sold 20.89% of the outstanding investment of BHI through a tender offer. As of December 31, 2022, Banco de Bogotá held 4.11% of BHI. This investment is reflected as an investment at fair value through other comprehensive income. Following the sale, the equity method recognized under the “share of profit of equity accounted investees, net of tax (equity method)” between April and November was reclassified to discontinued operations. For comparability purposes of this presentation, we have reclassified BHI’s equity method for the second and third quarter of 2022 to net income from discontinued operations. Banco de Bogotá’s remaining 4.11% interest in BHI was disposed of in March 2023.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Central America through Multibank's operation in Panama through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the

United States ("SEC").

As of December 31, 2023, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,201,712,499	7,541,763,255
Issue amount(*)	16,201,712,499	7,541,763,255
Amount placed(*)	16,201,712,499	7,541,763,255

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2009 - Series A - 15 years	124,520	IPC+5.2%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 10 years	93,000	IPC+3.86%
Issue of 2016 - Series A - 20 years	207,000	IPC+4.15%
Issue of 2017 - Series A - 25 years	300,000	IPC +3.99%
Issue of 2019 - Series C - 5 years	100,000	6.42%
Issue of 2019 - Series A - 20 years	300,000	IPC +3.69%
	1,124,520
International Bonds
Issue of 2020 - 10 years	US 1,000,000	4.375%	Ba2 / Negative (Moody’s) BB+ Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Key results of 4Q23		4

Consolidated Financial Results		5

–	Statement of Financial Position Analysis	7

–	Income Statement Analysis	15

Separated Financial Results		19

–	Statement of Financial Position Analysis	19

–	Income Statement Analysis	20

Grupo Aval + Grupo Aval Limited		21

Definitions		25

3

Bogotá, March 4th, 2024. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 739.0 billion (Ps 31.1 pesos per share) for 2023 versus a Ps 1,888.9 billion figure reported on 2022 on a continued operations basis (Ps 81.6 pesos per share). ROAE was 4.5% and ROAA was 0.7% for 2023.

Colombia’s economy registered a sharp slowdown in 2023, reaching an underwhelming 0.6% GDP growth (4Q23 0.3%), substantially below the 7.3% reported for 2022. This has been the lowest growth since 1999, excluding the COVID-19 pandemic years. Colombia’s Central Bank held its intervention rate high throughout the year, with a 25 basis points cut in December, ending the year at 13.0%, followed by 25 pbs more in January. Meanwhile, 12-month inflation closed at 9.28% (below expectations) and continued to moderate to 8.35% in January. The Colombian Peso appreciated 20.5% relative to the US Dollar over the year, closing at 3,822.05 Pesos per USD. This context reflected an under-par year for our business.

•	Our banks gained 61 bps of market share of gross loans, 86 bps in commercial loans, 102 bps in consumer loans and 24 pbs in mortgages.

•	Aval’s consolidated loan portfolio grew 1.9% in 2023, with Peso denominated loans growing 5.6% and USD denominated loans growing 8.7% in dollar terms; a 13.6% contraction when translated to pesos.

•	Commercial loans grew 2.2% (Peso: 7.2% and USD: 10.6% in dollars), consumer loans grew 1.0% (Peso: 2.3% and USD: 4.6% in dollars) and mortgages grew 3.4% (Peso: 10.2% and USD: 0.2% in dollars).

•	Total deposits grew 5.0% in 2023, with Peso denominated deposits growing 9.0% and USD denominated deposit growing 9.0% in dollar terms.

•	Our four Colombian banks strengthened their CET1 solvency ratios over the year, positioning them to continue capturing growth in the upcoming years. Banco de Bogotá closed 2023 with the strongest consolidated CET1 ratio among its main local peers.

•	Net fees grew 15.1% during the year, driven by a strong performance from our banking services, and our pension and severance fund management segments, which increased 11.3% and 26.3%, respectively.

•	Cost control initiatives enabled growth on items other than operating taxes and deposit insurance to be 8.1%, well below 2022 and 2023 inflation and wage increase. Total OPEX growth of 12.6% was pressured by a 34.3% increase in operating taxes and deposit insurance, that added 5.9 percentage points to overall growth.

•	Other Operating Income increased 55.6% during the year, reflecting stronger income gains on sale of investments & OCI realization and gains on sale of PP&E.

•	Total NIM was 3.44% in 2023, down from 3.68% in 2022; our NIM on loans was 4.01% down from to 4.68% in 2022. This behavior was driven by the steep increase in benchmark rate, added to distortions in the Colombian funding markets, a slow repricing of our consumer loans, and higher net interest expenses in our merchant banking segment.

•	The NIM of our Banking Segment was 4.22%, down from 4.52%; the NIM on loans of our Banking Segment was 4.85% in 2023, down from 5.29% in 2022.

•	NIM on investments for the year recovered to 1.18%, up from -0.13% in 2022.

•	The structure of loan portfolio resulted protective again allowing us to suffer a milder impact on Cost or Risk than our main local peers. Year-on-year, the mix of IFRS Stage 1 loans increased by 117 basis points, while that of Stage 2 loans decreased by 155 basis points and Stage 3 loans increased by 38 basis points. +90 day PDLs were 3.98% at the end of 4Q23 up from 3.25% at the end of 4Q22.

•	Cost of Risk was 2.27% during 2023, up from 1.48% in 2022.

•	As anticipated through guidance, even though a strong contributor to our results, income from Aval’s Non-Financial Sector decreased in 2023 by 29.2% when compared to 2022.

Grupo Aval’s attributable net income for the year was Ps 739.0 billion. For the same period, ROAA and ROAE were 0.7% and 4.5% respectively.

4

	COP $tn	4Q22	3Q23	4Q23	4Q23 vs 3Q23	4Q23 vs 4Q22
Balance Sheet	Gross Loans	$ 182.3	$ 186.5	$ 185.8	-0.4%	1.9%
	Deposits	$ 173.3	$ 180.3	$ 182.0	0.9%	5.0%
	Deposits/Net Loans	0.97 x	1.01 x	1.03 x	0.02 x	0.07 x

Loan Quality	90 days PDLs / Gross Loans	3.3%	3.8%	4.0%	19 bps	73 bps	2022	2023	2023 vs 2022
	Allowance/90 days PDLs	1.55 x	1.39 x	1.36 x	-0.03 x	-0.19 x
	Cost of risk	1.5%	2.5%	2.7%	13 bps	120 bps	1.5%	2.3%	79 bps

Profitability	Net interest margin	3.5%	2.8%	3.9%	108 bps	34 bps	3.7%	3.4%	(24) bps
	Fee income Ratio	19.8%	23.5%	19.0%	(451) bps	(80) bps	17.9%	20.9%	298 bps
	Efficiency Ratio	55.5%	54.8%	54.0%	(85) bps	(156) bps	45.8%	52.1%	631 bps
	Attributable net income	-$ 0.33	$ 0.06	$ 0.08	27.9%	-125.1%	$ 2.48	$ 0.74	-70.2%
	Attributable net income of continuing operations	$ 0.31	$ 0.06	$ 0.08	27.9%	-73.3%	$ 1.89	$ 0.74	-60.9%
	ROAA	-0.6%	0.4%	0.5%	9 bps	108 bps	1.6%	0.7%	(91) bps
	ROAE	-8.0%	1.6%	2.0%	42 bps	995 bps	14.0%	4.5%	(947) bps

Pro-forma ratios

•	Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Cash and cash equivalents	17,032.9	18,382.3	18,597.9	1.2%	9.2%
Trading assets	11,841.4	12,936.0	15,451.1	19.4%	30.5%
Investment securities	33,674.5	33,712.1	34,425.7	2.1%	2.2%
Hedging derivatives assets	20.9	34.0	48.7	43.3%	133.3%
Total loans, net	179,115.8	178,447.7	176,168.1	-1.3%	-1.6%
Tangible assets	7,235.4	7,038.7	6,995.9	-0.6%	-3.3%
Goodwill	2,248.2	2,210.7	2,202.2	-0.4%	-2.0%
Concession arrangement rights	13,242.7	13,571.9	13,557.3	-0.1%	2.4%
Other assets	31,179.4	32,399.2	33,734.8	4.1%	8.2%
Total assets	295,591.2	298,732.5	301,181.6	0.8%	1.9%
Trading liabilities	1,757.6	1,258.7	2,154.4	71.2%	22.6%
Hedging derivatives liabilities	3.6	116.0	217.6	87.6%	N.A.
Customer deposits	173,341.1	180,296.3	181,987.4	0.9%	5.0%
Interbank borrowings and overnight funds	9,087.9	15,322.5	15,081.9	-1.6%	66.0%
Borrowings from banks and others	30,309.4	23,589.1	22,218.5	-5.8%	-26.7%
Bonds issued	28,362.2	24,641.6	23,427.8	-4.9%	-17.4%
Borrowings from development entities	4,357.3	4,926.2	4,813.1	-2.3%	10.5%
Other liabilities	17,550.5	17,827.6	19,760.5	10.8%	12.6%
Total liabilities	264,769.6	267,978.1	269,661.2	0.6%	1.8%
Equity attributable to owners of the parent	16,467.0	16,381.6	16,782.7	2.4%	1.9%
Non-controlling interest	14,354.7	14,372.8	14,737.7	2.5%	2.7%
Total equity	30,821.7	30,754.4	31,520.4	2.5%	2.3%
Total liabilities and equity	295,591.2	298,732.5	301,181.6	0.8%	1.9%

Consolidated Statement of Income	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Interest income	6,143.6	7,334.6	7,421.9	1.2%	20.8%
Interest expense	4,378.4	5,702.2	5,891.6	3.3%	34.6%
Net interest income	1,765.2	1,632.4	1,530.3	-6.3%	-13.3%
Loans and other accounts receivable	841.7	1,321.8	1,370.1	3.7%	62.8%
Other financial assets	(0.4)	(0.7)	(2.3)	N.A.	N.A.
Recovery of charged-off financial assets	(188.3)	(148.8)	(132.5)	-10.9%	-29.6%
Net impairment loss on financial assets	653.0	1,172.3	1,235.3	5.4%	89.2%
Net interest income, after impairment losses	1,112.2	460.1	295.0	-35.9%	-73.5%
Net income from commissions and fees	749.7	859.4	766.9	-10.8%	2.3%
Gross profit from sales of goods and services	918.1	637.8	797.3	25.0%	-13.2%
Net trading income	609.0	(253.9)	202.3	-179.7%	-66.8%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Total other income	(327.9)	700.2	658.7	-5.9%	N.A
Total other expenses	2,101.0	2,003.3	2,177.0	8.7%	3.6%
Net income before income tax expense	1,028.3	476.9	619.7	29.9%	-39.7%
Income tax expense	526.3	176.2	251.1	42.5%	-52.3%
Net income for the period of continued operations	502.0	300.7	368.6	22.6%	-26.6%
Net income for the period of discontinued operations	(929.4)	-	-	N.A	-100.0%
Net income for the period	(427.5)	300.7	368.6	22.6%	-186.2%
Non-controlling interest	(97.1)	235.9	285.7	21.1%	N.A
Net income attributable to owners of the parent	(330.4)	64.8	82.9	27.9%	-125.1%
Net income from continued operations attributable to owners of the parent	310.2	64.8	82.9	27.9%	-73.3%
Net income from discontinued operations attributable to owners of the parent	(640.6)	-	-	N.A	-100.0%

Key ratios	4Q22	3Q23	4Q23	YTD 2022	YTD 2023
Net Interest Margin(1)	3.3%	3.0%	2.8%	3.8%	2.9%
Net Interest Margin (including net trading income)(1)	3.5%	2.8%	3.9%	3.7%	3.4%
Efficiency ratio(2)	55.5%	54.8%	54.0%	45.8%	52.1%
90 days PDL / Gross loans (5)	3.3%	3.8%	4.0%	3.3%	4.0%
Provision expense / Average gross loans (6)	1.5%	2.5%	2.7%	1.5%	2.3%
Allowance / 90 days PDL (5)	1.55	1.39	1.36	1.55	1.36
Allowance / Gross loans	5.0%	5.3%	5.4%	5.0%	5.4%
Charge-offs / Average gross loans (6)	1.8%	1.9%	2.6%	1.9%	2.3%
Total loans, net / Total assets	60.6%	59.7%	58.5%	60.6%	58.5%
Deposits / Total loans, net	96.8%	101.0%	103.3%	96.8%	103.3%
Equity / Assets	10.4%	10.3%	10.5%	10.4%	10.5%
Tangible equity ratio (7)	9.1%	8.9%	9.1%	9.1%	9.1%
ROAA(3)	-0.6%	0.4%	0.5%	1.6%	0.7%
ROAE(4)	-8.0%	1.6%	2.0%	14.0%	4.5%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,142,465,372	23,743,475,754
Common share price (EoP)	530.0	484.0	468.0	530.0	468.0
Preferred share price (EoP)	570.0	514.5	485.0	570.0	485.0
BV/ EoP shares in Ps.	693.5	689.9	706.8	693.5	706.8
EPS	(13.9)	2.7	3.5	107.3	31.1

P/E (8)	(10.2)	47.1	34.7	5.3	15.6
P/BV (8)	0.8	0.7	0.7	0.8	0.7

Pro-forma ratios

•	Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Consolidated Financial Results

Statement of Financial Position Analysis

1. Assets

Total assets as of December 31st, 2023 totaled Ps 301,181.6 billion showing an increase of 1.9% versus total assets in December 31st, 2022 and an increase of 0.8% versus September 30th, 2023. Growth was mainly driven by (i) a 30.5% year over year growth in trading assets, net to Ps 15,451.1 billion, (ii) a 9.2% year over year growth in cash and cash equivalents to Ps 18,597.9 billion and (iii) a 2.2% yearly growth in investment securities, net to Ps 15,451.1 billion.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 1.9% between December 31st, 2023 and December 31st, 2022 to Ps 185,811.2 billion mainly driven by (i) a 2.2% increase in commercial loans to Ps 107,047.8 billion, (ii) and a 3.4% increase in Mortgages loans to Ps 18,486.2 billion (iii) a 1.0% increase in Consumer loans to Ps 59,999.6 billion. Peso denominated loans increased by 5.6%, while dollar denominated loans increased 8.7% in dollar terms.

Interbank & overnight funds decreased by 93.4% to Ps 392.6 billion versus 4Q22. The decrease is due to the temporary investment in 2022 of the proceeds from the sale of 20.89% of BHI in active simultaneous operations, which were used throughout 2023.

Loss allowance was Ps 10,035.7 billion as of December 31st, 2023 taking net loans to Ps 176,168.1 billion.

Total loans, net	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Gross loans
Commercial loans	104,775.1	107,459.9	107,047.8	-0.4%	2.2%
Consumer loans	59,419.4	60,631.5	59,999.6	-1.0%	1.0%
Mortgages loans	17,883.4	18,116.6	18,486.2	2.0%	3.4%
Microcredit loans	267.7	272.3	277.5	1.9%	3.7%
Gross loans	182,345.6	186,480.4	185,811.2	-0.4%	1.9%
Interbank & overnight funds	5,967.7	1,810.5	392.6	-78.3%	-93.4%
Total gross loans	188,313.4	188,290.8	186,203.8	-1.1%	-1.1%
Loss allowance	(9,197.5)	(9,843.1)	(10,035.7)	2.0%	9.1%
Allowance for impairment of commercial loans	(5,494.2)	(5,243.1)	(5,294.6)	1.0%	-3.6%
Allowance for impairment of consumer loans	(3,311.9)	(4,175.6)	(4,307.4)	3.2%	30.1%
Allowance for impairment of mortgages	(352.4)	(374.6)	(380.0)	1.4%	7.8%
Allowance for impairment of microcredit loans	(39.0)	(49.8)	(53.7)	7.7%	37.7%
Total loans, net	179,115.8	178,447.7	176,168.1	-1.3%	-1.6%

7

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
General purpose	74,473.6	74,711.5	73,611.9	-1.5%	-1.2%
Working capital	14,631.6	16,323.7	16,413.2	0.5%	12.2%
Financial leases	10,862.0	10,999.9	11,706.8	6.4%	7.8%
Funded by development banks	4,053.3	4,432.4	4,464.8	0.7%	10.2%
Overdrafts	436.6	623.1	509.5	-18.2%	16.7%
Credit cards	317.9	369.3	341.6	-7.5%	7.4%
Commercial loans	104,775.1	107,459.9	107,047.8	-0.4%	2.2%
Payroll loans	33,306.7	33,313.1	32,619.6	-2.1%	-2.1%
Personal loans	13,425.6	14,301.4	14,232.9	-0.5%	6.0%
Credit cards	7,023.6	7,482.6	7,596.2	1.5%	8.2%
Automobile and vehicle	5,421.1	5,322.7	5,332.4	0.2%	-1.6%
Financial leases	18.5	14.2	15.5	8.9%	-16.1%
Overdrafts	75.9	82.5	76.1	-7.7%	0.4%
Other	148.1	115.0	127.0	10.5%	-14.3%
Consumer loans	59,419.4	60,631.5	59,999.6	-1.0%	1.0%
Mortgages	15,488.0	15,936.0	16,294.2	2.2%	5.2%
Housing leases	2,395.3	2,180.7	2,192.0	0.5%	-8.5%
Mortgages loans	17,883.4	18,116.6	18,486.2	2.0%	3.4%
Microcredit loans	267.7	272.3	277.5	1.9%	3.7%
Gross loans	182,345.6	186,480.4	185,811.2	-0.4%	1.9%
Interbank & overnight funds	5,967.7	1,810.5	392.6	-78.3%	-93.4%
Total gross loans	188,313.4	188,290.8	186,203.8	-1.1%	-1.1%

In terms of gross loans (excluding interbank and overnight funds), 92.4% are domestic and 7.6% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 83.6% are peso denominated loans and 16.4% are USD denominated.

A 20.5% year over year and 5.7% quarterly appreciation of the Peso relative to the U.S. Dollar, led to softer growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 2.2% versus 4Q22 and decreased by 0.4% versus 3Q23. Over the year, Peso denominated loans increased by 7.2%, while dollar denominated loans increased 10.6% in dollar terms.

Consumer loans growth compared with figures over the last year and quarter was mainly driven by personal loans and credit cards. Consumer loans grew by 1.0% during the last twelve months and decreased 1.0% between December 31st, 2023 and September 30th, 2023, respectively. Over the year, Peso denominated loans increased by 2.3%, while dollar denominated loans increased 4.6% in dollar terms.

Mortgages loans increased by 3.4% versus 4Q22 and 2.0% versus 3Q23. Over the year, Peso denominated loans increased by 10.2%, while dollar denominated loans increased 0.2% in dollar terms.

The following table shows the loans and receivables composition per segment.

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Gross loans / Segment ($)	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Banking services	180,874.5	185,684.8	184,576.0	-0.6%	2.0%
Merchant Banking	2,199.5	2,073.0	2,575.8	24.3%	17.1%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,508.8	1,305.1	1,242.0	-4.8%	-17.7%
Eliminations	(2,237.2)	(2,582.5)	(2,582.6)	0.0%	15.4%
Gross loans	182,345.6	186,480.4	185,811.2	-0.4%	1.9%
Interbank & overnight funds	5,967.7	1,810.5	392.6	-78.3%	-93.4%
Total gross loans	188,313.4	188,290.8	186,203.8	-1.1%	-1.1%

Gross loans / Segment (%)	4Q22	3Q23	4Q23

Banking services	99.2%	99.6%	99.3%
Merchant Banking	1.2%	1.1%	1.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.8%	0.7%	0.7%
Eliminations	-1.2%	-1.4%	-1.4%
Gross loans	100.0%	100.0%	100.0%

Figures for Grupo Aval Holding reflect the credit operation entered into with Endor Capital Assets S.R.L. (Related Party) in December 2022. This transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

High interest rates, inflationary pressures and the economic slowdown have led to a deterioration in the quality of our loan portfolio both over the quarter and the year.

Our 30 days PDL to total loans were 5.5% for 4Q23, 5.3% for 3Q23 and 4.3% for 4Q22. The ratio of 90 days PDL to total loans was 4.0% for 4Q23, 3.8% for 3Q23 and 3.3% for 4Q22.

30 days PDL ratio for commercial loans was 4.8% for 4Q23, 4.5% for 3Q23 and 4.0% for 4Q22; 90 days PDL ratio was 4.2%, 4.0% and 3.6%, respectively.

30 days PDL ratio for consumer loans was 6.3% for 4Q23, 6.2% for 3Q23, and 4.7% for 4Q22. 90 days PDL ratio was 3.6%, 3.5% and 2.7%, respectively.

30 days PDL ratio for mortgages was 6.7% for 4Q23, 6.5% for 3Q23, and 4.9% for 4Q22; 90 days PDL ratio was 3.9%, 3.6% and 3.0%, respectively.

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Past due loans	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Performing	100,550.0	102,585.4	101,940.1	-0.6%	1.4%
Between 31 and 90 days past due	436.3	613.6	604.8	-1.4%	38.6%
+90 days past due	3,788.8	4,261.0	4,502.9	5.7%	18.8%
Commercial loans	104,775.1	107,459.9	107,047.8	-0.4%	2.2%
Performing	56,630.2	56,901.9	56,233.0	-1.2%	-0.7%
Between 31 and 90 days past due	1,213.9	1,600.1	1,628.0	1.7%	34.1%
+90 days past due	1,575.3	2,129.5	2,138.5	0.4%	35.8%
Consumer loans	59,419.4	60,631.5	59,999.6	-1.0%	1.0%
Performing	17,011.9	16,945.6	17,253.2	1.8%	1.4%
Between 31 and 90 days past due	330.6	524.1	515.3	-1.7%	55.9%
+90 days past due	540.9	647.0	717.6	10.9%	32.7%
Mortgages loans	17,883.4	18,116.6	18,486.2	2.0%	3.4%
Performing	230.2	228.2	229.9	0.7%	-0.1%
Between 31 and 90 days past due	8.3	9.0	10.6	17.3%	26.9%
+90 days past due	29.2	35.1	37.0	5.5%	26.9%
Microcredit loans	267.7	272.3	277.5	1.9%	3.7%
Gross loans	182,345.6	186,480.4	185,811.2	-0.4%	1.9%
Interbank & overnight funds	5,967.7	1,810.5	392.6	-78.3%	-93.4%
Total gross loans	188,313.4	188,290.8	186,203.8	-1.1%	-1.1%

30 Days PDL / gross loans (*)	4.3%	5.3%	5.5%
90 Days PDL / gross loans (*)	3.3%	3.8%	4.0%

Loans by stages (%)	4Q22	3Q23	4Q23

Loans classified as Stage 2 / gross loans	6.5%	4.8%	4.9%
Loans classified as Stage 3 / gross loans	6.4%	6.5%	6.8%
Loans classified as Stage 2 and 3 / gross loans	12.8%	11.4%	11.7%
Allowance for Stage 1 loans / Stage 1 loans	0.9%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	12.1%	13.7%	14.1%
Allowance for Stage 3 loans / Stage 3 loans	54.0%	55.6%	55.2%
Allowance for Stage 2 y 3 loans / Stage 2 and 3 loans	32.9%	37.8%	37.9%

Grupo Aval’s coverage over its 90 days PDL was 1.4x for 4Q23, 1.4x for 3Q23, and 1.5x for 4Q22, coverage over its 30 days PDL was 1.0x in 4Q23, 1.0x for 3Q23 and 1.2x 4Q22.

Impairment loss, net of recoveries of charged off assets to average gross loans was 2.7% for 4Q23, 2.5% for 3Q23, and 1.5% 4Q22. Charge-offs to average gross loans was 2.6% for 4Q23, 1.9% for 3Q23, and 1.8% in 4Q22.

Coverage and cost of risk	4Q22	3Q23	4Q23

Allowance for impairment / 30 days PDL	1.2	1.0	1.0
Allowance for impairment / 90 days PDL	1.5	1.4	1.4
Allowance for impairment / gross loans (*)	5.0%	5.3%	5.4%

Impairment loss / 30 days PDL	0.4	0.5	0.5
Impairment loss / 90 days PDL	0.6	0.7	0.7
Impairment loss / average gross loans (*)	1.9%	2.9%	2.9%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.5%	2.5%	2.7%

Charge-offs / average gross loans (*)	1.8%	1.9%	2.6%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

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1.2 Investment securities and trading assets

Total investment securities and trading assets increased 9.6% to Ps 49,876.8 billion between December 31st, 2023 and December 31st, 2022 and increased 6.9% versus September 30th, 2023.

Ps 40,421.7 billion of our total portfolio is invested in debt securities, which increased by 12.4% between December 31st, 2023 and December 31st, 2022 and increased by 5.0% versus September 30th, 2023. Ps 7,377.5 billion of our total investment securities is invested in equity securities, which decreased by 1.8% between December 31st, 2023 and December 31st, 2022 and increased by 14.7% versus September 30th, 2023.

Investment and trading assets	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Debt securities	3,760.9	5,764.4	7,113.4	23.4%	89.1%
Equity securities	6,039.1	5,437.8	6,260.2	15.1%	3.7%
Derivative assets	2,041.4	1,733.9	2,077.6	19.8%	1.8%
Trading assets	11,841.4	12,936.0	15,451.1	19.4%	30.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.4	1.9	33.3%	37.1%
Debt securities at FVOCI	22,461.8	22,932.3	23,326.8	1.7%	3.9%
Equity securities at FVOCI	1,476.7	994.6	1,117.3	12.3%	-24.3%
Investments in securities at FVOCI	23,938.5	23,927.0	24,444.1	2.2%	2.1%
Investments in debt securities at AC	9,734.6	9,783.7	9,979.7	2.0%	2.5%
Investment and trading assets	45,515.9	46,648.1	49,876.8	6.9%	9.6%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 11.4% for 4Q23, 5.1% for 3Q23 and 7.5 % for 4Q22.

1.3 Cash and Cash Equivalents

As of December 31st, 2023 cash and cash equivalents had a balance of Ps 18,597.9 billion showing an increase of 9.2% versus December 31st, 2022 and an increase of 1.2% versus September 30th, 2023.

The ratio of cash and cash equivalents to customer deposits was 10.2% at December 31st, 2023, 10.2% at September 30th, 2023, and 9.8% at December 31st, 2022.

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1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31st, 2023 reached Ps 18,141.9 billion, increasing by 3.5% versus December 31st, 2022 and 0.5% versus September 30th, 2023.

Goodwill as of December 31st, 2023 was Ps 2,202.2 billion, decreasing by 2.0% versus December 31st, 2022 and 0.4% versus September 30th, 2023.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of December 31st, 2023 reached Ps 15,939.7 billion and grew by 4.3% versus December 31st, 2022 and increased by 0.7% versus September 30th, 2023.

2. Liabilities

As of December 31st, 2023 Total Funding represented 91.8% of total liabilities and other liabilities represented 8.2%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits,

(ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 247,528.7 billion as of December 31st, 2023 showing an increase of 0.8% versus December 31st, 2022 and decreased 0.5% versus September 30th, 2023. Total customer deposits represented 73.5% of total funding as of 4Q23, 72.5% for 3Q23, and 70.6% for 4Q22.

Average cost of funds was 9.5% for 4Q23, 9.2% for 3Q23 and 7.3% for 4Q22.

2.1.1 Customer deposits

Customer deposits	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Checking accounts	19,695.4	16,161.5	17,737.8	9.8%	-9.9%
Other deposits	841.5	390.9	430.2	10.0%	-48.9%
Non-interest bearing	20,536.9	16,552.5	18,168.0	9.8%	-11.5%
Checking accounts	6,236.6	6,663.4	6,072.1	-8.9%	-2.6%
Time deposits	72,273.7	88,788.1	86,597.5	-2.5%	19.8%
Savings deposits	74,293.9	68,292.3	71,149.9	4.2%	-4.2%
Interest bearing	152,804.2	163,743.8	163,819.4	0.0%	7.2%
Customer deposits	173,341.1	180,296.3	181,987.4	0.9%	5.0%

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Of our total customer deposits as of December 31st, 2023, checking accounts represented 13.1%, time deposits 47.6%, savings accounts 39.1%, and other deposits 0.2%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Banking services	170,222.8	177,005.1	177,750.7	0.4%	4.4%
Merchant Banking	6,589.6	7,547.8	8,169.6	8.2%	24.0%
Pension and Severance Fund Management	1.1	1.2	1.3	5.2%	14.5%
Holding	-	-	-	N.A	N.A
Eliminations	(3,472.4)	(4,257.8)	(3,934.2)	-7.6%	13.3%
Total Grupo Aval	173,341.1	180,296.3	181,987.4	0.9%	5.0%

Deposits / Segment (%)	4Q22	3Q23	4Q23
Banking services	98.2%	98.2%	97.7%
Merchant Banking	3.8%	4.2%	4.5%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-2.0%	-2.4%	-2.2%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of December 31st, 2023 borrowings from banks and other totaled Ps 27,031.6 billion, decreasing 22.0% versus December 31st, 2022 and 5.2% versus September 30th, 2023.

2.1.3 Bonds issued

Total bonds issued as of December 31st, 2023 totaled Ps 23,427.8 billion and decreased 17.4% versus December 31st, 2022 and 4.9% versus September 30th, 2023. The contraction was driven by the maturity of Banco de Bogotá USD 500 m subordinated bond.

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3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Porvenir).

As of December 31st, 2023 non-controlling interest was Ps 14,737.7 billion which increased by 2.7% versus December 31st, 2022 and by 2.5% versus September 30th, 2023. Total non- controlling interest represents 46.8% of total equity as of 4Q23, compared to 46.7% in 3Q23 and 46.6% in 4Q22.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2023 was Ps 16,782.7 billion, showing an increase of 1.9% versus December 31st, 2022 and 2.4% versus September 30th, 2023.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 4Q23 was Ps 82.9 billion showing a 125.1% decrease versus 4Q22 and a 27.9% increase versus 3Q23.

Net income from continued operations attributable to the parent company decreased 73.3% versus 4Q22.

Consolidated Statement of Income	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Interest income	6,143.6	7,334.6	7,421.9	1.2%	20.8%
Interest expense	4,378.4	5,702.2	5,891.6	3.3%	34.6%
Net interest income	1,765.2	1,632.4	1,530.3	-6.3%	-13.3%
Loans and other accounts receivable	841.7	1,321.8	1,370.1	3.7%	62.8%
Other financial assets	(0.4)	(0.7)	(2.3)	219.5%	N.A.
Recovery of charged-off financial assets	(188.3)	(148.8)	(132.5)	-10.9%	-29.6%
Net impairment loss on financial assets	653.0	1,172.3	1,235.3	5.4%	89.2%
Net income from commissions and fees	749.7	859.4	766.9	-10.8%	2.3%
Gross profit from sales of goods and services	918.1	637.8	797.3	25.0%	-13.2%
Net trading income	609.0	(253.9)	202.3	-179.7%	-66.8%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Total other income	(327.9)	700.2	658.7	-5.9%	N.A
Total other expenses	2,101.0	2,003.3	2,177.0	8.7%	3.6%
Net income before income tax expense	1,028.3	476.9	619.7	29.9%	-39.7%
Income tax expense	526.3	176.2	251.1	42.5%	-52.3%
Net income for the period of continued operations	502.0	300.7	368.6	22.6%	-26.6%
Net income for the period of discontinued operations	(929.4)	-	-	N.A	-100.0%
Net income for the period	(427.5)	300.7	368.6	22.6%	-186.2%
Non-controlling interest	(97.1)	235.9	285.7	21.1%	N.A
Net income attributable to owners of the parent	(330.4)	64.8	82.9	27.9%	-125.1%
Net income from continued operations attributable to owners of the parent	310.2	64.8	82.9	27.9%	-73.3%
Net income from discontinued operations attributable to owners of the parent	(640.6)	-	-	N.A	-100.0%

1. Net Interest Income

Net interest income	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Interest income
Commercial	2,927.2	3,699.4	3,793.1	2.5%	29.6%
Interbank and overnight funds	222.6	234.2	206.6	-11.8%	-7.2%
Consumer	2,016.5	2,380.4	2,380.6	0.0%	18.1%
Mortgages and housing leases	383.8	420.8	446.3	6.1%	16.3%
Microcredit	16.4	18.1	18.4	1.6%	12.5%
Loan portfolio	5,566.5	6,752.9	6,844.9	1.4%	23.0%
Interests on investments in debt securities	577.0	581.7	576.9	-0.8%	0.0%
Total interest income	6,143.6	7,334.6	7,421.9	1.2%	20.8%
Interest expense
Checking accounts	61.5	38.3	80.7	110.5%	31.1%
Time deposits	1,591.1	2,663.5	2,608.1	-2.1%	63.9%
Savings deposits	1,402.7	1,491.4	1,527.3	2.4%	8.9%
Total interest expenses on deposits	3,055.3	4,193.2	4,216.1	0.5%	38.0%
Interbank borrowings and overnight funds	308.7	415.5	550.0	32.4%	78.2%
Borrowings from banks and others	357.6	410.7	456.1	11.1%	27.5%
Bonds issued	549.1	529.0	507.2	-4.1%	-7.6%
Borrowings from development entities	107.7	153.9	162.1	5.4%	50.5%
Total interest expenses on financial obligations	1,323.1	1,509.1	1,675.5	11.0%	26.6%
Total interest expense	4,378.4	5,702.2	5,891.6	3.3%	34.6%
Net interest income	1,765.2	1,632.4	1,530.3	-6.3%	-13.3%

15

Our net interest income decreased by 13.3% to Ps 1,530.3 billion for 4Q23 versus 4Q22 and by 6.3% versus 3Q23. The decrease versus 4Q22 was derived mainly from a 20.8% increase in total interest income offset by a 34.6% increase in total interest expense.

Our Net Interest Margin(*) was 3.9% for 4Q23, 2.8% for 3Q23, and 3.5% in 4Q22. Net Interest Margin on Loans was 4.1% for 4Q23, 4.2% for 3Q23, and 4.1% for 4Q22. On the other hand, our Net Investments Margin was 2.7% for 4Q23, -3.0% for 3Q23 and 1.0% for 4Q22.

Net Interest Margin was 3.4% for 2023 and 3.7%(1) for pro forma 2022. Net Interest Margin on Loans was 4.0% for 2023 and 4.7%(1) for pro forma 2022. Net Investments Margin was 1.2% for 2023 and -0.1%(1) for pro forma 2022.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 89.2% to Ps 1,235.3 billion for 4Q23 versus 4Q22 and by 5.4% versus 3Q23.

Net impairment loss on financial assets	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Loans and other accounts receivable	841.7	1,321.8	1,370.1	3.7%	62.8%
Other financial assets	(0.4)	(0.7)	(2.3)	N.A.	N.A.
Recovery of charged-off financial assets	(188.3)	(148.8)	(132.5)	-10.9%	-29.6%
Net impairment loss on financial assets	653.0	1,172.3	1,235.3	5.4%	89.2%

Our annualized gross cost of risk was 2.9% for 4Q23, 2.9% for 3Q23, and 1.9% 4Q22. Net of recoveries of charged-off assets our ratio was 2.7% for 4Q23, 2.5% for 3Q23, and 1.5% for 4Q22.

For the full year, gross cost of was 2.6% for 2023 and 1.9%(1) for pro forma 2022. Net of recoveries of charged-off assets, cost of risk was 2.3% for 2023 and 1.5%(1) for pro forma 2022.

(*)   Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 2.8% for 4Q23, 3.0% for 3Q23, and 3.3% for 4Q22. 3.8%(1) for FY 22 and 2.9% for FY 23.

(1) Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

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3. Non-interest income

Total non-interest income	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Income from commissions and fees
Banking fees(1)	663.4	682.6	704.2	3.2%	6.1%
Trust activities and management services	95.8	112.8	112.9	0.1%	17.8%
Pension and severance fund management	179.9	252.4	204.7	-18.9%	13.8%
Bonded warehouse services	50.3	47.6	45.7	-4.0%	-9.2%
Total income from commissions and fees	989.4	1,095.4	1,067.5	-2.6%	7.9%
Expenses from commissions and fees	239.8	236.0	300.6	27.4%	25.4%
Net income from commissions and fees	749.7	859.4	766.9	-10.8%	2.3%
Income from sales of goods and services	3,200.7	2,542.4	3,077.9	21.1%	-3.8%
Costs and expenses from sales of goods and services	2,282.6	1,904.6	2,280.6	19.7%	-0.1%
Gross profit from sales of goods and services	918.1	637.8	797.3	25.0%	-13.2%
Total trading investment income	201.7	(26.7)	708.8	N.A	251.4%
Total derivatives income	407.3	(227.2)	(506.5)	122.9%	-224.3%
Net trading income	609.0	(253.9)	202.3	-179.7%	-66.8%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Other income
Foreign exchange gains (losses), net	(540.5)	317.6	251.5	-20.8%	146.5%
Net gain on sale of investments and OCI realization	(112.4)	4.1	44.5	N.A.	-139.6%
Gain on the sale of non-current assets held for sale	2.0	15.0	12.0	-20.3%	N.A.
Income from non-consolidated investments(2)	91.4	95.5	85.9	-10.0%	-6.0%
Net gains on asset valuations	28.9	14.2	90.1	N.A.	212.1%
Other income from operations	202.7	253.8	174.8	-31.1%	-13.8%
Total other income	(327.9)	700.2	658.7	-5.9%	N.A
Total non-interest income	2,017.2	2,020.1	2,501.7	23.8%	24.0%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 4Q23 totaled Ps 766.9 billion and increased by 2.3% versus 4Q22 and decreased by 10.8% versus 3Q23. Income from commissions and fees increased by 7.9% to Ps 1,067.5 billion in 4Q23 versus 4Q22 and decreased by 2.6% versus 3Q23.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 13.2% to Ps

797.3 billion for 4Q23 versus 4Q22 and increased by 25.0% quarterly.

The infrastructure sector experienced a 31.2% reduction compared to the third quarter of 2022, explained by i) softer inflation and FX metrics that lowered interest income on financial assets and ii) concessions moving from the construction to the operation phase.

17

3.3 Net trading income and other income

Other income	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Total derivatives income	407.3	(227.2)	(506.5)	122.9%	-224.3%
Foreign exchange gains (losses), net	(540.5)	317.6	251.5	-20.8%	-146.5%
Derivatives and foreign exchange gains (losses), net (1)	(133.2)	90.4	(255.0)	-382.0%	91.5%
Net gains on asset valuations	28.9	14.2	90.1	N.A.	212.1%
Net income from other financial instruments mandatory at FVTPL	68.2	76.6	76.6	0.0%	12.3%
Net gain on sale of investments and OCI realization	(112.4)	4.1	44.5	N.A.	-139.6%
Gain on the sale of non-current assets held for sale	2.0	15.0	12.0	-20.3%	N.A.
Income from non-consolidated investments	91.4	95.5	85.9	-10.0%	-6.0%
Other income from operations	202.7	253.8	174.8	-31.1%	-13.8%
Total other income from operations	147.6	549.6	228.8	-58.4%	55.0%

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

Total other income for 4Q23 totaled Ps 228.8 billion, the 55.0% annual increase is attributed to net gain on sale of investments and OCI realization. The quarterly decrease was 58.4% due to the 382.0% a decrease derivatives and foreign exchange losses, net. Part of this decrease was offset by higher net trading investment income as some of our strategies incorporate hedging via derivatives and foreign exchange gains (losses).

4. Other expenses

Total other expenses for 4Q23 totaled Ps 2,177.0 billion and increased by 3.6% versus 4Q22 and increased by 8.7% versus 3Q23. The ratio of annualized total other expenses as a percentage of average total assets was 2.9% for 4Q23 and 2.7% for 3Q23, and 2.9% for 4Q22.

Our efficiency ratio measured as total other expenses to total income was 54.0% in 4Q23,

54.8% in 3Q23 and 55.5% for 4Q22.

General and administrative expenses reached Ps 4,367.0 billion for 2023, increasing 17.9% over the year. Operating taxes for 2023 increased 39.4% and deposit insurance for 2023 increased 23.3%. Personnel expenses reached Ps. 3,055.2 billion, increased 7.8%.

For the full year, our efficiency ratio measured as operating expenses to total income was 52.1% for FY23 and 45.8% for FY22.The ratio of operating expenses as a percentage of average total assets was 2.8% for FY23 and 2.7% for FY22.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 285.7 billion, showing a 21.1% increase versus 4Q22 and a 394.3% decrease versus 3Q23. In addition, the ratio of non- controlling interest to income before non-controlling interest was 77.5% in 4Q23, 78.4% in 3Q23 and 22.7% in 4Q22.

18

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the fourth quarter of 2023. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Statement of Financial Position Analysis

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of December 31st, 2023 totaled Ps 20,307.2 billion, increasing 1.3% or Ps

270.3 billion versus December 31st, 2022 and increasing 0.3% or Ps 57.7 billion versus September 30th, 2023.

The annual and quarterly increase is mainly explained by the increase in investments in subsidiaries and associates of 1.5% and 2.1%, respectively, related to the recognition of the equity method.

Liabilities

Total liabilities as of December 31st, 2023 totaled Ps 3,065.3 billion, decreasing 9.4% or Ps

317.3 billion versus September 30th, 2023 and decreasing 0.3% or Ps 9.4 billion versus December 31st , 2022.

The annual and quarterly decrease is mainly explained by the decrease of Ps 64.9 annual or Ps 267.6 quarterly in financial obligations at amortized cost, mainly explained by the US$270 million loan entered into with Grupo Aval Limited (GAL) in December 2022 to fund a portion of the loan extended to related parties (as of December 31st, 2023 , the loan with GAL amounted to Ps 1,032.0 billion) in line with the quarterly and annually appreciation of the Colombian Peso.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of September 30th, 2023.

19

Equity

As of December 31st, 2023, shareholders' equity was Ps 17,241.9, 2.2% more than that reported on September 30th, 2023 and 1.6% or Ps 279.6 from the equity reported as of December 31st, 2022. This movement reflects mainly recognition of profits and equity method.

Income Statement Analysis

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 4Q23 we presented a net profit from continuing operations of Ps 76.1 billion, increasing 6.4% versus 3Q23 and decreasing 63.0% compared with the net profit from continuing operations of 4Q22. In 2023, net profit from continuing operations reached Ps 723.0, comparable with Ps 1,944.5 from the continuing operations of 2022.

The increase in profits in the quarter is explained by the quarterly increased of 10.3% in the equity method income.

Our banking subsidiaries continue to experience challenges related to higher cost of credit and on their intermediation margins as a result of the rapid increase in the cost of funds. This quarter our investment portfolio experienced positive returns in line with positive financial markets performance that positively impacted our banking subsidiaries and our pension and severance fund.

20

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,646.7 billion (Ps 509.6 billion of bank debt and Ps 1,137.2 billion of bonds denominated in Colombian pesos) as of December 31st, 2023. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its indenture. As of December 31st, 2023 , the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,865.6 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the operating income and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 536.9 billion of total liquid assets, a total gross indebtedness of Ps 5,512.3 billion and a net indebtedness of Ps 4,975.4 billion as of December 31st, 2023. In addition to liquid assets, there are Ps 1,232.0 billion in loans with related parties and Ps 1,996.3 billion in investments in AT1 instruments.

Total liquid assets as of December 31, 2023
Cash and cash equivalents	420.0
Fixed income investments	116.9
Total liquid assets	536.9

Maturity schedule of our combined gross debt

(Ps Billions)

As of December 31st, 2023 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.22x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Double leverage (1)	1.29x	1.24x	1.22x	-0.02	-0.06
Net debt / Core earnings (2)(3)	9.03x	3.56x	3.30x	-0.26	-5.73
Net debt / Cash dividends (2)(3)	16.26x	5.02x	4.78x	-0.24	-11.48
Core Earnings / Interest Expense (2)	1.51x	3.42x	3.60x	0.18	2.09

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity;

(2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

21

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22

Cash and cash equivalents	17,032.9	18,382.3	18,597.9	1.2%	9.2%

Investment and trading assets
Debt securities	3,760.9	5,764.4	7,113.4	23.4%	89.1%
Equity securities	6,039.1	5,437.8	6,260.2	15.1%	3.7%
Derivative assets	2,041.4	1,733.9	2,077.6	19.8%	1.8%
Trading assets	11,841.4	12,936.0	15,451.1	19.4%	30.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.4	1.9	33.3%	37.1%
Investments in securities at FVOCI	23,938.5	23,927.0	24,444.1	2.2%	2.1%
Investments in debt securities at AC	9,734.6	9,783.7	9,979.7	2.0%	2.5%
Investment securities	33,674.5	33,712.1	34,425.7	2.1%	2.2%
Hedging derivatives assets	20.9	34.0	48.7	43.3%	133.3%
Gross loans
Commercial loans	110,742.8	109,270.4	107,440.4	-1.7%	-3.0%
Commercial loans	104,775.1	107,459.9	107,047.8	-0.4%	2.2%
Interbank & overnight funds	5,967.7	1,810.5	392.6	-78.3%	-93.4%
Consumer loans	59,419.4	60,631.5	59,999.6	-1.0%	1.0%
Mortgages loans	17,883.4	18,116.6	18,486.2	2.0%	3.4%
Microcredit loans	267.7	272.3	277.5	1.9%	3.7%
Total gross loans	188,313.4	188,290.8	186,203.8	-1.1%	-1.1%
Loss allowance	(9,197.5)	(9,843.1)	(10,035.7)	2.0%	9.1%
Total loans, net	179,115.8	178,447.7	176,168.1	-1.3%	-1.6%
Other accounts receivable, net	23,380.6	24,568.7	25,617.2	4.3%	9.6%
Non-current assets held for sale	92.8	94.2	101.2	7.4%	9.0%
Investments in associates and joint ventures	1,423.3	1,250.6	1,290.7	3.2%	-9.3%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,730.2	4,529.9	4,427.8	-2.3%	-6.4%
Right-of-use assets	1,329.6	1,326.0	1,337.0	0.8%	0.6%
Investment properties	963.0	960.2	1,000.5	4.2%	3.9%
Biological assets	212.6	222.6	230.7	3.6%	8.5%
Tangible assets	7,235.4	7,038.7	6,995.9	-0.6%	-3.3%
Goodwill	2,248.2	2,210.7	2,202.2	-0.4%	-2.0%
Concession arrangement rights	13,242.7	13,571.9	13,557.3	-0.1%	2.4%
Other intangible assets	2,040.2	2,261.9	2,382.4	5.3%	16.8%
Intangible assets	17,531.1	18,044.5	18,141.9	0.5%	3.5%
Current	1,782.7	2,296.3	2,596.8	13.1%	45.7%
Deferred	1,851.2	1,416.0	1,280.9	-9.5%	-30.8%
Income tax assets	3,633.9	3,712.2	3,877.7	4.5%	6.7%
Other assets	608.6	511.4	465.6	-9.0%	-23.5%
Total assets	295,591.2	298,732.5	301,181.6	0.8%	1.9%

Trading liabilities	1,757.6	1,258.7	2,154.4	71.2%	22.6%
Hedging derivatives liabilities	3.6	116.0	217.6	87.6%	N.A.
Customer deposits	173,341.1	180,296.3	181,987.4	0.9%	5.0%
Checking accounts	25,932.1	22,824.9	23,809.9	4.3%	-8.2%
Time deposits	72,273.7	88,788.1	86,597.5	-2.5%	19.8%
Savings deposits	74,293.9	68,292.3	71,149.9	4.2%	-4.2%
Other deposits	841.5	390.9	430.2	10.0%	-48.9%
Financial obligations	72,116.8	68,479.5	65,541.3	-4.3%	-9.1%
Interbank borrowings and overnight funds	9,087.9	15,322.5	15,081.9	-1.6%	66.0%
Borrowings from banks and others	30,309.4	23,589.1	22,218.5	-5.8%	-26.7%
Bonds issued	28,362.2	24,641.6	23,427.8	-4.9%	-17.4%
Borrowings from development entities	4,357.3	4,926.2	4,813.1	-2.3%	10.5%
Total financial liabilities at amortized cost	245,457.9	248,775.8	247,528.7	-0.5%	0.8%

Legal related	229.2	258.6	217.7	-15.8%	-5.0%
Other provisions	998.0	727.3	865.6	19.0%	-13.3%
Provisions	1,227.2	985.8	1,083.3	9.9%	-11.7%

Current	228.8	223.4	268.3	20.1%	17.3%
Deferred	5,062.7	5,440.8	5,546.6	1.9%	9.6%
Income tax liabilities	5,291.5	5,664.2	5,815.0	2.7%	9.9%
Employee benefits	890.0	967.9	907.8	-6.2%	2.0%
Other liabilities	10,141.8	10,209.7	11,954.4	17.1%	17.9%
Total liabilities	264,769.6	267,978.1	269,661.2	0.6%	1.8%
Equity attributable to owners of the parent	16,467.0	16,381.6	16,782.7	2.4%	1.9%
Non-controlling interest	14,354.7	14,372.8	14,737.7	2.5%	2.7%
Total equity	30,821.7	30,754.4	31,520.4	2.5%	2.3%
Total liabilities and equity	295,591.2	298,732.5	301,181.6	0.8%	1.9%

22

GRUPO AVAL ACCIONES Y VALORES S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2022	YTD 2023	∆	4Q22	3Q23	4Q23	∆
			2023 vs. 2022				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Interest income
Loan portfolio	17,559.5	26,534.1	51.1%	5,566.5	6,752.9	6,844.9	1.4%	23.0%
Interests on investments in debt securities	1,843.5	2,385.3	29.4%	577.0	581.7	576.9	-0.8%	0.0%
Total interest income	19,403.0	28,919.4	49.0%	6,143.6	7,334.6	7,421.9	1.2%	20.8%

Interest expense
Checking accounts	159.1	253.0	59.0%	61.5	38.3	80.7	110.5%	31.1%
Time deposits	4,041.5	10,007.8	147.6%	1,591.1	2,663.5	2,608.1	-2.1%	63.9%
Savings deposits	3,555.8	5,953.4	67.4%	1,402.7	1,491.4	1,527.3	2.4%	8.9%
Total interest expenses on deposits	7,756.4	16,214.2	109.0%	3,055.3	4,193.2	4,216.1	0.5%	38.0%

Interbank borrowings and overnight funds	678.1	1,856.3	173.7%	308.7	415.5	550.0	32.4%	78.2%
Borrowings from banks and others	887.1	1,810.7	104.1%	357.6	410.7	456.1	11.1%	27.5%
Bonds issued	2,092.8	2,159.9	3.2%	549.1	529.0	507.2	-4.1%	-7.6%
Borrowings from development entities	249.9	591.3	136.6%	107.7	153.9	162.1	5.4%	50.5%
Total interest expenses on financial obligations	3,908.0	6,418.2	64.2%	1,323.1	1,509.1	1,675.5	11.0%	26.6%
Total interest expense	11,664.4	22,632.4	94.0%	4,378.4	5,702.2	5,891.6	3.3%	34.6%
Net interest income	7,738.6	6,287.0	-18.8%	1,765.2	1,632.4	1,530.3	-6.3%	-13.3%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	3,120.4	4,751.0	52.3%	841.7	1,321.8	1,370.1	3.7%	62.8%
Other financial assets	16.7	(12.9)	-177.0%	(0.4)	(0.7)	(2.3)	N.A.	N.A.
Recovery of charged-off financial assets	(644.0)	(555.8)	-13.7%	(188.3)	(148.8)	(132.5)	-10.9%	-29.6%
Net impairment loss on financial assets	2,493.1	4,182.4	67.8%	653.0	1,172.3	1,235.3	5.4%	89.2%
Net interest income, after impairment losses	5,245.5	2,104.6	-59.9%	1,112.2	460.1	295.0	-35.9%	-73.5%

Income from commissions and fees
Banking fees(1)	2,448.5	2,726.4	11.4%	663.4	682.6	704.2	3.2%	6.1%
Trust activities	353.3	463.2	31.1%	95.8	112.8	112.9	0.1%	17.8%
Pension and severance fund management	885.4	978.5	10.5%	179.9	252.4	204.7	-18.9%	13.8%
Bonded warehouse services	187.2	188.2	0.5%	50.3	47.6	45.7	-4.0%	-9.2%
Income from commissions and fees	3,874.4	4,356.3	12.4%	989.4	1,095.4	1,067.5	-2.6%	7.9%
Expenses from commissions and fees	970.7	1,003.8	3.4%	239.8	236.0	300.6	27.4%	25.4%
Net income from commissions and fees	2,903.8	3,352.5	15.5%	749.7	859.4	766.9	-10.8%	2.3%

Income from sales of goods and services	12,141.3	11,223.6	-7.6%	3,200.7	2,542.4	3,077.9	21.1%	-3.8%
Costs and expenses from sales of goods and services	7,596.2	8,005.6	5.4%	2,282.6	1,904.6	2,280.6	19.7%	-0.1%
Gross profit from sales of goods and services	4,545.1	3,218.0	-29.2%	918.1	637.8	797.3	25.0%	-13.2%

Total trading investment income	29.8	1,665.1	N.A.	201.7	(26.7)	708.8	N.A	N.A.
Total derivatives income	1,529.9	(2,581.1)	N.A	407.3	(227.2)	(506.5)	122.9%	N.A
Net trading income	1,559.6	(916.0)	-158.7%	609.0	(253.9)	202.3	-179.7%	-66.8%
Net income from other financial instruments mandatory at FVTPL	278.8	323.7	16.1%	68.2	76.6	76.6	0.0%	12.3%

Other income
Foreign exchange gains (losses), net	(1,825.7)	2,253.9	N.A	(540.5)	317.6	251.5	-20.8%	-146.5%
Net gain on sale of investments and OCI realization	(134.7)	108.8	-180.8%	(112.4)	4.1	44.5	N.A.	-139.6%
Gain on the sale of non-current assets held for sale	10.5	48.6	N.A.	2.0	15.0	12.0	-20.3%	N.A.
Income from non-consolidated investments(2)	492.7	497.7	1.0%	91.4	95.5	85.9	-10.0%	-6.0%
Net gains on asset valuations	50.5	74.9	48.4%	28.9	14.2	90.1	N.A.	N.A.
Other income from operations	558.2	767.5	37.5%	202.7	253.8	174.8	-31.1%	-13.8%
Total other income	(848.6)	3,751.3	N.A	(327.9)	700.2	658.7	-5.9%	N.A

Other expenses
Loss on the sale of non-current assets held for sale	0.8	0.6	-25.6%	0.342	0.064	0.108	69.8%	-68.3%
Personnel expenses	2,833.8	3,055.2	7.8%	753.9	751.3	748.6	-0.4%	-0.7%
General and administrative expenses	3,703.6	4,367.0	17.9%	1,090.7	1,009.3	1,182.3	17.1%	8.4%
Depreciation and amortization	645.7	670.5	3.8%	167.4	164.7	167.4	1.7%	0.0%
Impairment loss on other assets	20.8	2.9	-85.8%	1.0	0.0	2.6	N.A.	157.2%
Other operating expenses	205.1	250.3	22.0%	87.7	77.9	75.9	-2.6%	-13.5%
Total other expenses	7,409.8	8,346.5	12.6%	2,101.0	2,003.3	2,177.0	8.7%	3.6%

Net income before income tax expense	6,274.4	3,487.6	-44.4%	1,028.3	476.9	619.7	29.9%	-39.7%
Income tax expense	2,271.4	1,310.4	-42.3%	526.3	176.2	251.1	42.5%	-52.3%
Net income for the period of continued operations	4,003.0	2,177.1	-45.6%	502.0	300.7	368.6	22.6%	-26.6%
Net income for the period of discontinued operations	866.2	-	-100.0%	(929.4)	-	-	N.A	-100.0%
Net income for the period	4,869.1	2,177.1	-55.3%	(427.5)	300.7	368.6	22.6%	-186.2%
Net income for the period attibutable to:
Non-controlling interest	2,386.2	1,438.1	-39.7%	(97.1)	235.9	285.7	21.1%	N.A

Net income from continued operations attributable to owners of the parent	1,888.9	739.0	-60.9%	310.2	64.8	82.9	27.9%	-73.3%
Net income from discontinued operations attributable to owners of the parent	594.0	-	-100.0%	(640.6)	-	-	N.A	-100.0%
Net income attributable to owners of the parent	2,482.9	739.0	-70.2%	(330.4)	64.8	82.9	27.9%	-125.1%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

23

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	4Q22	3Q23	4Q23	∆
				4Q23 vs. 3Q23	4Q23 vs. 4Q22

Current assets
Cash and cash equivalents	67.4	178.1	157.3	-11.6%	133.3%
Trading securities	0.8	0.2	0.3	6.2%	-66.5%
Financial assets at amortized cost	0.0	0.0	18.7	N.A	N.A
Accounts receivable from related parties	96.1	506.7	445.0	-12.2%	N.A.
Taxes paid in advance	7.6	4.9	6.0	22.1%	-21.4%
Other accounts receivable	0.2	0.1	0.0	-44.6%	-80.7%
Other non-financial assets	0.1	0.1	0.1	-7.2%	98.1%
Total current assets	172.1	690.1	627.3	-9.1%	N.A.
Non-current Assets
Investments in subsidiaries and associates	18,361.9	18,261.8	18,645.2	2.1%	1.5%
Accounts receivable from related parties	1,498.8	1,294.5	1,032.0	-20.3%	-31.1%
Property and equipment, net	4.1	2.8	2.4	-15.0%	-41.1%
Deferred tax assets	0.1	0.3	0.3	-11.7%	118.9%
Total non-current Assets	19,864.9	19,559.5	19,679.9	0.6%	-0.9%
Total assets	20,037.0	20,249.5	20,307.2	0.3%	1.3%
Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	20.3	1,117.4	20.9	N.A	3.3%
Outstanding bonds at amortized cost	14.1	13.5	237.2	N.A.	N.A.
Accounts payable	106.1	618.2	364.0	-41.1%	N.A.
Employee benefits	2.5	2.8	2.9	3.3%	15.8%
Tax liabilities	11.9	10.8	13.3	24.0%	11.9%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	156.1	1,763.8	639.5	-63.7%	N.A.
Long-term liabilities
Borrowings at amortized cost	1,794.1	494.3	1,525.8	N.A.	-15.0%
Outstanding bonds	1,124.5	1,124.5	900.0	-20.0%	-20.0%
Total long-term liabilities	2,918.6	1,618.8	2,425.8	49.9%	-16.9%
Total liabilities	3,074.7	3,382.6	3,065.3	-9.4%	-0.3%
Shareholders' equity
Total shareholders' equity	16,962.3	16,866.9	17,241.9	2.2%	1.6%

Total liabilities and shareholders' equity	20,037.0	20,249.5	20,307.2	0.3%	1.3%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	YTD 2022	YTD 2023	∆	4Q22	3Q23	4Q23	∆
			2023 vs. 2022				4Q23 vs. 3Q23	4Q23 vs. 4Q22
Operating revenue
Equity method income, net	1,956.4	731.0	-62.6%	219.0	76.1	83.9	10.3%	-61.7%
Other revenue from ordinary activities	307.4	443.1	44.1%	86.9	106.7	101.9	-4.5%	17.3%
Total operating revenue	2,263.8	1,174.1	-48.1%	305.9	182.8	185.8	1.7%	-39.2%
Expenses, net
Administrative expenses	105.4	79.8	-24.3%	23.3	18.9	22.2	17.1%	-4.9%
Other expenses	4.1	-0.5	-111.4%	3.1	0.1	-0.4	N.A	-112.5%
Losses from exchange differences	0.6	1.5	138.4%	0.0	0.1	1.1	N.A.	N.A
Operating income	2,153.8	1,093.3	-49.2%	279.5	163.7	163.0	-0.4%	-41.7%

Financial expenses	191.6	326.8	70.6%	64.2	82.1	79.4	-3.3%	23.6%
Earnings before taxes	1,962.2	766.5	-60.9%	215.3	81.6	83.6	2.4%	-61.2%
Income tax expense	17.7	43.5	146.2%	9.5	10.2	7.6	-25.9%	-20.4%
Net income from continuing operations	1,944.5	723.0	-62.8%	205.8	71.4	76.1	6.4%	-63.0%

Discontinued operations
Equity method income from discontinued operations	596.6	0.0	-100.0%	0.0	0.0	0.0	N.A	N.A
Income from discontinued operations	0.0	0.0	N.A	-504.1	0.0	0.0	N.A	-100.0%

Net income	2,541.2	723.0	-71.5%	-298.3	71.4	76.1	6.4%	-125.5%

24

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

25

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Financial Planning and Investor Relations Sénior Manager

Tel: 601 743 32 22 x 23400

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director Tel: 601 743 32 22 x 23351

Email sfranky@grupoaval com

Silvana Palacio

Financial Planning and Investor Relations Analyst Tel: 601 743 32 22 x 2337

Email mpalacio@grupoaval com

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel